                                                                     EXHIBIT 6.3


      NAPRO, INC.
[LOGO]--------------------------------------------------------------------------
      1300 EAST ST., FAIRPORT HARBOR, OHIO 44077, USA      PHONE: (216) 354-6500
                                                             FAX: (216) 354-9129



February 14, 1998

To:       Anthony O'Rourke

From:     Dean and Steve Tsengas, OurPet's Company

During the last year plus, we have sincerely enjoyed working with you and appreciate the contributions you have made.

To more effectively utilize your talents and to fairly compensate you for your contributions, we would like to put forth the following suggestions:

1. Reg: PetsMart:

     a. Per our previous agreement, you receive 4% commission on net sales to PetsMart through August 31, 2001. It is our mutual desire to as quickly as possible, build Petsmart to an annual sales level exceeding $2 million and/or 20-25% of our total sales.

     b. We perceive your role as related to PetsMart as follows:

            1. Help Ourpet's develop and maintain high level, mutually beneficial relationships with PetsMart key people though personal visits, phone calls, etc.
            2. Help OurPet's increase level of profitable sales with PetsMart through:

                    i. Identifying new product/service ideas for OurPet's to sell PetsMart.
                    ii. Identifying specific means by which as many of OurPet's products are included in PetsMart stores and also specified programs by which such sales can be increased.
                    iii. Identifying and helping implement long range strategic programs as related to PetsMart; eg. sales promotional programs, development of unique products for PetsMart, etc.


2. Re: Board Participation:

     Normal compensation package, as other Board Members, for meeting attendance and advice - to be determined.

3. Re: General Consulting (1998) - ASSIST OURPET'S TO ACHIEVE A SALES GROWTH RATE OF OVER 200% through:

     a. As requested, develop specific marketing plans as related to:

          i. Independent Sales Representatives - review existing OurPet's list, identify strengths and weaknesses, and make recommendations to correct weaknesses, as appropriate assist in recruiting, provide recommendations for improving the overall effectiveness of sales representatives, etc.

          ii. Pet Distributors - including identifying key players, wherever possible assist in bringing them aboard and develop specific programs for enhancing high level of profitable sales.

          iii. Pet - Major and Regional Chains - including identifying key players, wherever possible assist in bringing them aboard and develop specific programs for enhancing high level of profitable sales.

          iv. Mass Retailers, TV Direct, Catalogs, Hardware Chains, Grocery Chains, Drug Store Chains, etc. - including identifying key players, wherever possible assist in bringing them aboard and develop specific programs for enhancing high level of profitable sales.

     b. As requested, review and comment on specific submittals as prepared by OurPet's - eg. new product ideas, marketing programs, packaging or product design, advertising and promotional program layout and content, etc.

For 1998, we feel that an average of 12-18 hours per month should be sufficient
                          -------
to accomplish the above objectives. It is critical that we make use of your talents more effectively and efficiently. Since OurPet's does not have the cash to pay for such services and since we desire to have you participate in the anticipated significant Company growth and ownership appreciation, we propose to compensate you with OurPet's restricted stock as follows:

     One (1) share of stock per month of consulting service - total of twelve
     (12) shares for 1998. It is anticipated that these shares will soon be split 5000-5500 : 1 and offered to the public at $.75/share. Your ownership by the end of 1998 would amount to 60-66,000 new shares ($45,000 to $49,500).

Assuming OurPet's net revenues of $6.78 million and net income of $1.22 million in 1998 and 10 million new shares outstanding, earnings per share would amount to $.12/share. Brokers have advised us that at these E.P.S. levels and at a 30 times E.P.S. multiplier, the stock would be worth $3.60 per share. The value of your stock would be worth $216,000 - $237,600. Of course, there is no guarantee of such performance - many internal and external factors can affect such performance both positively and negatively.

The compensation package related to the consulting will have to be submitted to the Board for approval.


Sincerely,
Dean and Steve Tsengas
f:AnOr0214